                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            Broadbase Software, Inc.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                  11130R 10 0
                                ----------------
                                 (CUSIP Number)

       John J. Egan, III, P.C.                  David A. Michaels, Esq.
        David J. Powers, Esq.                     Fenwick & West, LLP
       McDermott, Will & Emery                     2 Palo Alto Square
           28 State Street                     Palo Alto, California 94306
     Boston, Massachusetts 02109                     (617) 494-0600
        (617) 535-4000

           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2000
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 2 of 10 Pages
--------------------------------------------------------------------------------
1      Names of Reporting Persons

       Servicesoft, Inc.

       I.R.S. Identification Nos. of above persons (entities only)

       52-1522481
--------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3      SEC Use Only

--------------------------------------------------------------------------------
4      Source of Funds

          OO
--------------------------------------------------------------------------------
5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6      Citizenship or Place of Organization

          State of Delaware
--------------------------------------------------------------------------------
                    7    Sole Voting Power
 Number of
  Shares                 0
Beneficially        ------------------------------------------------------------
  Owned by          8    Shared Voting Power
   Each
 Reporting               10,016,957 (Pursuant to the Broadbase Voting Agreement
  Person                 and Irrevocable Proxy dated September 18, 2000 and
   With:                 incorporated by reference to Exhibit 99.2 to this
                         Schedule 13D)
                    ------------------------------------------------------------
                    9    Sole Dispositive Power

                         0
                    ------------------------------------------------------------
                    10   Shared Dispositive Power

                         0
--------------------------------------------------------------------------------

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 3 of 10 Pages
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

          10,016,957
--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

           19.82% of the Issuer's currently outstanding stock.
--------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Servicesoft, Inc. that it is the beneficial owner of any of the shares of Issuer Common Stock (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $.001 par value per share ("Issuer Common Stock"), of Broadbase Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 172 Constitute Drive, Menlo Park, California 94025.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Servicesoft, Inc., a Delaware corporation ("Servicesoft").

     (b) The address of the principal office and principal place of business of Servicesoft is Two Apple Hill Drive, Natick, MA 01760.

     (c) The principal business of Servicesoft is the development, marketing and delivery of sophisticated software products and professional services that help both traditional and

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 4 of 10 Pages
--------------------------------------------------------------------------------

internet businesses provide superior Internet-based service, or e-service, to their customers, employees and business partners.

Set forth in SCHEDULE I is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) name, principal business and address of any corporation or other organization in which such employment is conducted of each of Servicesoft's directors and executive officers, and other persons who may be considered "controlling persons" of Servicesoft as of the date hereof. Except as otherwise indicated, each such person listed on SCHEDULE I is a citizen of the United States.

     (d) During the past five years, neither Servicesoft nor, to Servicesoft's knowledge, any person named in SCHEDULE I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Servicesoft nor, to Servicesoft's knowledge, any person named in SCHEDULE I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an Agreement and Plan of Merger dated as of September 18, 2000 (the "Merger Agreement") among the Issuer, Soldier Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Newco"), and Servicesoft, and subject to the conditions set forth therein (including approval by stockholders of Servicesoft and the Issuer and state and federal regulatory approvals), Newco will be merged with and into Servicesoft (the "Merger"). At the effective time of the Merger (the "Effective Time"), Servicesoft shall become a wholly-owned subsidiary of the Issuer, all of the outstanding capital stock of Servicesoft will be converted into shares of Issuer Common Stock, and the Issuer will assume all outstanding options and warrants to purchase shares of Servicesoft capital stock. The description of the Merger and the Merger Agreement contained in this Schedule 13D is qualified in its entirety by reference to the copy of the Merger Agreement included in EXHIBIT 99.1 to this
Schedule 13D and incorporated herein by reference.

     This statement on Schedule 13D relates to a voting agreement between Servicesoft and certain affiliates of the Issuer (collectively the "Broadbase Voting Agreement Stockholders"), pursuant to which the Broadbase Voting Agreement Stockholders have agreed to vote, and granted an irrevocable proxy to Servicesoft, to vote, their shares of Issuer Common Stock with respect to certain matters in connection with the Merger as described in Item 4 below.

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 5 of 10 Pages
--------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

     As an inducement to Servicesoft to enter into the Merger Agreement, each of the Broadbase Voting Agreement Stockholders entered into a Broadbase Voting Agreement and Irrevocable Proxy dated as of September 18, 2000 (collectively, the "Broadbase Voting Agreements") with Servicesoft. Concurrently with the execution of the Broadbase Voting Agreements, each of the Broadbase Voting Agreement Stockholders delivered to Servicesoft an irrevocable proxy appointing the Board of Directors of Servicesoft as its lawful attorney and proxy to vote all of the 10,016,957 shares of Issuer Common Stock then owned or thereafter acquired (including by exercise of options or otherwise) by such Broadbase Voting Agreement Stockholder:

     (i) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the terms hereof, including the issuance of shares of Issuer Common Stock pursuant to the Merger, and in favor of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof and of the Broadbase Voting Agreement;

     (ii) in favor of an amendment to the Issuer's Certificate of Incorporation to increase the authorized number of Issuer Common Stock in order to permit the issuance of shares of Issuer common stock in connection with the Merger.

     (iii) against approval of any proposal made in opposition to or competition with the issuance of shares of Issuer Common Stock pursuant to the Merger Agreement, including without limitation, any acquisition of the Issuer.

     The Broadbase Voting Agreement terminates upon the earlier of the Effective Time or the termination of the Merger Agreement. The (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d), principal business and address of any corporation or other organization in which such employment is conducted of each Broadbase Voting Agreement Stockholder is set forth in SCHEDULE II hereto, which is hereby incorporated herein by reference. Servicesoft did not pay any additional consideration to any Broadbase Voting Agreement Stockholder in connection with the execution and delivery of the Broadbase Voting Agreements.

     The foregoing summary of the Broadbase Voting Agreements is qualified in its entirety by reference to the copy of the form of the Broadbase Stock Voting Agreement included as EXHIBIT 99.2 of this Schedule 13D and incorporated herein by reference.

     (a)-(b) As described in Item 3 above, pursuant to the Merger Agreement, Newco will merge with and into Servicesoft, in a statutory merger pursuant to the Delaware General Corporation Law. At the Effective Time, the separate existence of Newco will cease to exist, Servicesoft will continue as the surviving corporation, all of the outstanding capital stock of Servicesoft will be converted into shares of Issuer Common Stock, and the Issuer will assume all of the outstanding options and warrants to purchase shares of Servicesoft capital stock. The Merger Agreement contains customary representations and warranties on the part of Servicesoft, the Issuer and Newco, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Servicesoft and the Issuer. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid.

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 6 of 10 Pages
--------------------------------------------------------------------------------

     (c)  Not applicable.

     (d) On or prior to the Effective Time, Massood Zarrabian and Robert E. Davoli shall become directors of the Issuer.

     (e)-(j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As described in Item 4 above, Servicesoft is a party to the Broadbase Voting Agreements pursuant to which the Broadbase Voting Stockholders, holders of 10,016,957 shares of Issuer Common Stock (representing approximately 19.82% of the outstanding shares of Issuer Common Stock as of September 18,
2000), have agreed to vote their shares with respect to certain matters in connection with the Merger Agreement. The Board of Directors of Servicesoft holds an irrevocable proxy with respect to all of the shares beneficially owned by the Broadbase Voting Agreement Stockholders. Servicesoft has the power to vote all of such shares for the limited purposes described above in connection with the Broadbase Voting Agreements. Servicesoft does not have the power to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Broadbase Voting Agreements. Servicesoft expressly disclaims beneficial ownership of the Issuer Common Stock held by the Broadbase Voting Agreement Stockholders, and nothing herein shall be deemed an admission by Servicesoft as to the beneficial ownership of such Issuer Common Stock.

     To Servicesoft's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in SCHEDULE I.

     (c) Neither Servicesoft nor, to Servicesoft's knowledge, any person named in SCHEDULE I has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, to Servicesoft's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 7 of 10 Pages
--------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     99.1 Agreement and Plan of Merger dated as of September 18, 2000, by and among Broadbase Software, Inc., Soldier Acquisition Corp. and Servicesoft, Inc. (filed herewith)

     99.2 Form of Broadbase Voting Agreement and Irrevocable Proxy dated as of September 18, 2000 by and among Servicesoft, Inc. and certain affiliates of Broadbase Software, Inc. (filed herewith).

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 8 of 10 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 28, 2000

                                       SERVICESOFT, INC.

                                       By: /s/ Massood Zarrabian
                                           -------------------------------------
                                           Massood Zarrabian
                                           Chief Executive Officer

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 9 of 10 Pages
--------------------------------------------------------------------------------

                                   SCHEDULE I

NAME AND RESIDENCE OR BUSINESS                                                NAME AND ADDRESS OF ANY CORPORATION
ADDRESS IF DIFFERENT FROM THAT                                                OR ORGANIZATION IN WHICH EMPLOYMENT
LISTED IN COLUMN THREE               PRINCIPAL OCCUPATION OR EMPLOYMENT       IS CONDUCTED
------------------------------       ----------------------------------       -----------------------------------

EXECUTIVE OFFICERS:

Massood Zarrabian                    Chief Executive Officer, President and   Servicesoft, Inc.
                                     Director                                 Two Apple Hill Drive
                                                                              Natick, MA 01760

Daniel J. Kossmann                   Chief Financial Officer                  Servicesoft, Inc.
                                                                              Two Apple Hill Drive
                                                                              Natick, MA 01760

Paul R. Maguire                      Vice President of Sales, Americas        Servicesoft, Inc.
                                                                              Two Apple Hill Drive
                                                                              Natick, MA 01760

Alf Saggese*                         Managing Director, Europe                Servicesoft, Inc.
                                                                              Two Apple Hill Drive
                                                                              Natick, MA 01760

Jeffrey Whitney                      Vice President of Marketing              Servicesoft, Inc.
                                                                              Two Apple Hill Drive
                                                                              Natick, MA 01760

Chris E. Deren                       Vice President of Business Development   Servicesoft, Inc.
                                                                              Two Apple Hill Drive
                                                                              Natick, MA 01760
OUTSIDE DIRECTORS:

Mark S. Skapinker**, Chairman        Managing Director of Brightspark, Inc.   Brightspark, Inc.
                                                                              20 Eglinton Avenue West
                                                                              Toronto, Ontario M4R 1K8

Robert E. Davoli                     General Partner, Sigma Partners          Sigma Partners
                                                                              20 Custom House Street,
                                                                              Suite 830
                                                                              Boston, MA 02110

--------------------------                           ---------------------------
 CUSIP No. 11130R 10 0                13D                Page 10 of 10 Pages
--------------------------------------------------------------------------------

Sophie Forest**                      Director, Information Technology of      Sofinov, Societe Financiere
                                     Sofinov, Societe Financiere              D'Innovation Inc., Filiale de la
                                     D'Innovation Inc., Filiale de la         Caisse de Depot et Placements du
                                     Caisse de Depot et Placements du Quebec  Quebec
                                                                              1981 avenue, McGill College, 7th
                                                                              Floor
                                                                              Montreal, Quebec H3A 3C7

Christopher H. Greendale             Managing Director of Internet Capital    Internet Capital Group
                                     Group                                    45 Milk Street
                                                                              Boston, MA 02109

Gary Rubinoff**                      Partner of J.L. Albright Venture         J.L. Albright II Venture Fund
                                     Partners                                 BCE Place, 161 Bay Street
                                                                              Suite 4440, POB 215,
                                                                              Canada Trust Tower
                                                                              Toronto, Ontario M5J 2S1
CONTROLLING PERSONS:

Not applicable.

* Citizen of the United Kingdom.
** Citizen of Canada.


                                  SCHEDULE II






NAME AND RESIDENCE OR BUSINESS                                                NAME AND ADDRESS OF ANY CORPORATION
ADDRESS IF DIFFERENT FROM THAT                                                OR ORGANIZATION IN WHICH EMPLOYMENT
LISTED IN COLUMN THREE               PRINCIPAL OCCUPATION OR EMPLOYMENT       IS CONDUCTED
-----------------------------        ----------------------------------       -----------------------------------

Chuck Bay                            Chief Executive Officer, President and   Broadbase Software, Inc.
                                     Director                                 181 Constitution Drive
                                                                              Menlo Park, CA 94025

Rusty Thomas                         Executive Vice President and Chief       Broadbase Software, Inc.
                                     Financial Officer                        181 Constitution Drive
                                                                              Menlo Park, CA 94025

Thomas Doyle                         Executive Vice President of Sales        Broadbase Software, Inc.
                                                                              181 Constitution Drive
                                                                              Menlo Park, CA 94025

Brian Kelly                          Executive Vice President of Products     Broadbase Software, Inc.
                                                                              181 Constitution Drive
                                                                              Menlo Park, CA 94025

Chris Maeda                          Executive Vice President of Engineering  Broadbase Software, Inc.
                                                                              181 Constitution Drive
                                                                              Menlo Park, CA 94025

Greg Martin                          Senior Vice President, Consulting and    Broadbase Software, Inc.
                                     Customer Advocacy                        181 Constitution Drive
                                                                              Menlo Park, CA 94025

Eric Willgohs                        General Counsel, Vice President Legal    Broadbase Software, Inc.
                                     and Secretary                            181 Constitution Drive
                                                                              Menlo Park, CA 94025

Mark Kremer                          Chairman of the Board of Directors       Two Palo Alto Square
                                                                              Palo Alto, CA 94306

Kevin Harvey                         Compensation Managing Member,            Benchmark Capital
                                     Benchmark Capital                        2480 Sand Hill Road, Suite 200
                                                                              Menlo Park, CA  94025

Nancy Schoendorf                     General Partner, Mohr, Davidow Ventures  Mohr, Davidow Ventures
                                                                              2480 Sand Hill Road, Suite 200
                                                                              Menlo Park, CA  94025

Paul Levy                            Chairman of the Board of Directors,      Rational Software Corporation
                                     Rational Software Corporation            18880 Homestead Rd.
                                                                              Cupertino, CA 95014

Benchmark Capital Partners, L.P.     Venture capital fund                     Benchmark Capital
Benchmark Founders' Fund, L.P.                                                2480 Sand Hill Road, Suite 200
                                                                              Menlo Park, CA  94025

Mohr, Davidow Ventures IV, L.P.      Venture capital fund                     Mohr, Davidow Ventures
                                                                              2480 Sand Hill Road, Suite 200
                                                                              Menlo Park, CA  94025


To the knowledge of ServiceSoft, Inc.
the persons listed above are citizens
of the United States.